Term sheet No. 952C To product supplement C dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated September 2, 2010; Rule 433
Deutsche Bank AG, London Branch
$
Participation Notes Linked to the Deutsche Bank Currency Returns Plus (USD) Index due October 14*, 2014
General
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The Participation Notes (the “notes”) are designed for investors who seek a return linked to the positive performance, if any, of the Deutsche Bank Currency Returns Plus (USD) Index (the “Index”). Investors should be willing to forgo interest payments, and to lose up to 5.00% if the Index does not appreciate by at least 4.00% to 4.35% from the Trade Date to the Final Valuation Date. Any payment at maturity, including any partial protection, is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing October 14*, 2014.
•	Denominations of $1,000 (the “Principal Amount”) and multiples thereof, and minimum initial investments of $1,000.
•	The notes are expected to price on or about October 8*, 2010 (the “Trade Date”) and are expected to settle four business days later on or about October 14*, 2010 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Principal Amount
Term:	4 years
Index:	The Deutsche Bank Currency Returns Plus (USD) Index (Ticker: DBCRPLU <Index>)
Payment at Maturity:	At maturity, you will be entitled to receive a payment in cash per $1,000 Principal Amount of notes, calculated as follows:
• If the Index Return is positive:
Minimum Payment Amount + Additional Amount
• If the Index Return is zero or negative:
Minimum Payment Amount
Any payment at maturity, including any partial protection, is subject to the credit of the Issuer.
Minimum Payment Amount:	$950.00, equal to 95.00% of the Principal Amount
Additional Amount:	$1,000 x (Participation Rate x Index Return)
Participation Rate:	115.00% - 125.00% (to be determined on the Trade Date)
Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
Initial Level:	The Index closing level on the Trade Date
Final Level:	The Index closing level on the Final Valuation Date
Trade Date:	October 8*, 2010
Final Valuation Date :
October 8*, 2014, subject to postponement in the event of a market disruption event as described under “Description of Notes – Adjustments to Valuation Dates for Currency Based Underlyings and Basket Components” in the accompanying product supplement

Maturity Date:
October 14*, 2014, subject to postponement in the event of a market disruption event as described under “Description of Notes – Adjustments to Valuation Dates for Currency Based Underlyings and Basket Components” in the accompanying product supplement

Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A0 6U 2 / US2515A06U28
*
Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Discounts and Commissions (1)	Min. Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this term sheet. The notes will be sold with varying underwriting discounts and commissions in an amount not to exceed $25.00 per $1,000.00 Principal Amount.

The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this term sheet.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

September 2, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

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You should read this term sheet together with the product supplement C dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement C dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200565/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes.  You may also choose to reject such changes in which case we may reject your offer to purchase the notes.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount of Notes

The table below illustrates the Payment at Maturity (including, where relevant, the payment of the Additional Amount) for each $1,000 Principal Amount of notes for a hypothetical range of performances for the Index.  The table below assumes an Initial Level of 200.00 and a Participation Rate of 120% (the actual Initial Level and Participation Rate will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Index Return	Additional Amount	Payment at Maturity	Percentage Return
340.00	70.00%	$840.00	$1,790.00	79.00%
320.00	60.00%	$720.00	$1,670.00	67.00%
300.00	50.00%	$600.00	$1,550.00	55.00%
280.00	40.00%	$480.00	$1,430.00	43.00%
260.00	30.00%	$360.00	$1,310.00	31.00%
240.00	20.00%	$240.00	$1,190.00	19.00%
220.00	10.00%	$120.00	$1,070.00	7.00%
208.33	4.17%	$50.00	$1,000.00	0.00%
204.00	2.00%	$24.00	$974.00	-2.60%
200.00	0.00%	$0.00	$950.00	-5.00%
180.00	-10.00%	$0.00	$950.00	-5.00%
160.00	-20.00%	$0.00	$950.00	-5.00%
140.00	-30.00%	$0.00	$950.00	-5.00%
120.00	-40.00%	$0.00	$950.00	-5.00%
100.00	-50.00%	$0.00	$950.00	-5.00%
80.00	-60.00%	$0.00	$950.00	-5.00%
60.00	-70.00%	$0.00	$950.00	-5.00%
40.00	-80.00%	$0.00	$950.00	-5.00%
20.00	-90.00%	$0.00	$950.00	-5.00%
0.00	-100.00%	$0.00	$950.00	-5.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 10% from the Initial Level of 200.00 to a Final Level of 220.00. The Additional Amount is equal to $120.00, and the Payment at Maturity is equal to $1,070.00 per $1,000 Principal Amount of notes, representing a return of 7.00% on the notes.

Payment at Maturity = $950.00 + ($1,000 x [Participation Rate x Index Return])
$950.00 +($1,000 x [120% x 10%]) = $1,070.00

Example 2: The level of the Index increases by 2% from the Initial Level of 200.00 to a Final Level of 204.00. Here, even though the Index Return is positive, the return on the notes is negative, because the Additional Amount is added only to the Minimum Payment Amount of $950. The Additional Amount is equal to $24.00, and the Payment at Maturity is equal to $974.00 per $1,000 Principal Amount of notes, representing a return of -2.60%.

Payment at Maturity = $950.00 + ($1,000 x [Participation Rate x Index Return])
$950.00 + ($1,000 x [120% x 2%]) = $974.00

Example 3: The level of the Index does not change from the Initial Level of 200.00 to a Final Level of 200.00. Because the Index Return is zero, the Payment at Maturity equals the Minimum Payment Amount of $950.00 per $1,000 Principal Amount of notes, representing a return of -5.00%.

Payment at Maturity = $950.00

Example 4: The level of the Index decreases by 20% from the Initial Level of 200.00 to a Final Level of 160.00. Because the Index Return is negative, the Payment at Maturity equals the Minimum Payment Amount of $950.00 per $1,000 Principal Amount of notes, representing a return of -5.00%.

Payment at Maturity = $950.00

Selected Purchase Considerations

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UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to receive a return of between 115.00% and 125.00% (to be determined on the Trade Date) of any appreciation of the Index, which will be added to the Minimum Payment Amount of $950.00 in determining the Payment at Maturity per $1,000 Principal Amount of notes. The notes are not subject to a predetermined maximum gain.  Because the notes are our senior unsecured obligations, any Payment at Maturity is subject to our ability to pay our obligations as they become due.

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UPSIDE LEVERAGE AND PARTIAL PROTECTION AT MATURITY — You will be entitled to receive at least 95.00% of the Principal Amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. The notes provide the opportunity for enhanced returns by multiplying any positive Index Return by a Participation Rate of between 115.00% and 125.00%.  The actual Participation Rate will be determined on the Trade Date. You should be willing to lose up to 5.00% of your initial investment if the Index Return is zero or negative. Additionally, because the Additional Amount will be added to the Minimum Payment Amount of $950.00 in determining the Payment at Maturity per $1,000 Principal Amount of notes, the Index will need to appreciate by at least 4.00% to 4.35% (depending on the Participation Rate, which will be determined on the Trade Date) for you to receive at least your initial investment amount at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity, including any partial protection, is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE DEUTSCHE BANK CURRENCY RETURNS PLUS (USD) INDEX — The notes are linked to the performance of the Deutsche Bank Currency Returns Plus (USD) Index (the “Index”). The Index seeks to replicate three foreign exchange strategies (carry, momentum and valuation), and combines them all into a single, equally weighted index. The Index reflects a one-third investment in each of the following indices on a daily basis: the Deutsche Bank Balanced Currency Harvest Index, the Deutsche Bank Currency Momentum Index and the Deutsche Bank Currency Valuation Index (the “Underlying Indices”). This section is a summary only of the Deutsche Bank Currency Returns Plus (USD) Index. For more information on the Index, see the information set forth under “The Deutsche Bank Currency Returns Plus (USD) Index” in this term sheet.

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TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments” the denomination currency of which is the U.S. dollar. Under this treatment, regardless of your method of accounting, you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity. Any income recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, Attention: Brian Polchinski, (212) 250-1039. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount of the contingent payment, if any, that we will pay on the notes.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase the notes should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section of the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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MARKET RISK — The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive. Because the notes are only 95.00% protected, you will receive less than your initial investment at maturity if the Index Return is zero or negative.  Even if the Index Return is positive, the Additional Amount will be added to only $950 in calculating your Payment at Maturity per $1,000 note and so, if the Index does not appreciate sufficiently, you will lose some of your initial investment. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

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CREDIT OF THE ISSUER — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity and partial protection, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity or partial protection owed to you under the terms of the notes.

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YOU MAY RECEIVE A NEGATIVE RETURN ON THE NOTES EVEN IF THE INDEX RETURN IS POSITIVE — If the Index Return is positive, the Additional Amount will be added to the Minimum Payment Amount of $950.00 in determining the Payment at Maturity per $1,000 Principal Amount of notes. Therefore, the Index will need to appreciate by at least 4.00% to 4.35% (depending on the Participation Rate, which will be determined on the Trade Date) for you to receive at least your initial investment amount at maturity. If the Index does not appreciate sufficiently, you will lose some of your initial investment in the notes.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options. Such trading and hedging activities may affect the Index and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE NOTES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE — The original Issue Price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. Therefore, the value of the notes on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original Issue Price. The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the notes after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be willing and able to hold your notes to maturity.

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STRATEGY RISK — The strategy reflected in each Underlying Index takes the view that taking long positions in certain currencies and short positions in other currencies will result in a net gain. However, there is no assurance that any of these strategies will be successful. Various market factors and circumstances at any time and over any period could cause, and have in the past caused, such strategies to fail to perform as expected.

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GAINS IN CERTAIN COMPONENTS OF THE UNDERLYING INDICES MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS — The notes are linked to the performance of the Index, which reflects a one-third investment in each of the Underlying Indices. The Underlying Indices are composed of multiple currency positions. Any gain in one position may be offset by a loss in another position. The performance of the Index will be based on the appreciation or depreciation of the Index as a whole. Therefore, a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate Index Return equal to or less than zero.

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THE INDEX HAS LIMITED PERFORMANCE HISTORY — Publication of the Index began in February 2008. Therefore, it has limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before that date.

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INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE INDEX OR THE UNDERLYING INDICES — You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Index or the Underlying Indices.

•	THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS — Accordingly, you should be willing and able to hold your notes to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

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IF THE LIQUIDITY OF THE COMPONENTS OF THE UNDERLYING INDICES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index, and, therefore, on the return on your notes. Limited liquidity relating to the Index components may also result in Deutsche Bank AG (the “Sponsor”) being unable to determine the level of the Index using its normal means. The resulting discretion by the Sponsor in determining the level of the Index could, in turn, result in potential conflicts of interest.

•	NO COUPON PAYMENTS — As a holder of the notes, you will not receive coupon payments.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE WE, THE CALCULATION AGENT AND THE SPONSOR OF THE INDEX ARE THE SAME LEGAL ENTITY— Deutsche Bank AG is the issuer of the notes, the calculation agent for the notes, the Sponsor and the calculation agent for the Index. As the Sponsor, Deutsche Bank AG will determine whether there has been a market disruption event with respect to the Index. In the event of any such market disruption event, we may use an alternate method to calculate the closing level of the Index. As the Sponsor, we carry out calculations necessary to promulgate the Index, and we maintain some discretion as to how such calculations are made.

In particular, we have discretion in selecting among methods of how to calculate the Index in the event the regular means of determining the Index are unavailable at the time a determination is scheduled to take place. While we will act in good faith and in a commercially reasonable manner in making all determinations with respect to the notes and the Index, there can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the value of the notes and the level of the Index. Because determinations made by Deutsche Bank AG as the calculation agent for the notes and the sponsor of the Index may affect the payment you receive at maturity, potential conflicts of interest may exist between Deutsche Bank AG and you, as a holder of the notes. Furthermore, Deutsche Bank AG or one or more of its affiliates may have published, and may in the future publish, research reports on the Index, investment strategies reflected by the Index, or any underlying components of the Index (or various contracts or products related to the Index or any components thereof). This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the Index level and, therefore, the value of the notes or the potential payout on the notes. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the notes are linked.

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CURRENCY MARKETS MAY BE VOLATILE — Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the Underlying Indices and the value of your notes in varying ways, and different factors may cause the values of the components of the Underlying Indices and the volatility of their prices to move in inconsistent directions at inconsistent rates.

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EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY  — One of the Underlying Indices, the Deutsche Bank Balanced Currency Harvest Index, includes currencies from emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions, and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation or social instability. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the Deutsche Bank Balanced Currency Harvest Index and the Index, and, consequently, the return on the notes.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the notes are linked.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•           the expected volatility of the Index;

•           the time to maturity of the notes;

•           supply and demand for the notes;

•           interest and yield rates in the market generally;

•           geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•           our creditworthiness, including actual or anticipated downgrades in our credit ratings.

THE DEUTSCHE BANK CURRENCY RETURNS PLUS (USD) INDEX

The Deutsche Bank Currency Returns Plus (USD) Index was created by Deutsche Bank AG (the “Sponsor”) in February 2008. The Index reflects a one-third investment in each of the following indices (each, an “Underlying Index” and collectively, the “Underlying Indices”) on a daily basis:

•	the Deutsche Bank Balanced Currency Harvest Index

•	the Deutsche Bank Currency Momentum Index

•	the Deutsche Bank Currency Valuation Index

The closing level of the Index on any day is affected by the closing levels of each of the three Underlying Indices, which are in turn affected by changes in the currency exchange rates in respect of the relevant currencies to which the Underlying Indices relate. Each of the three Underlying Indices is assigned an equal weighting in the calculation of the closing level of the Index.

The pool of currencies eligible for inclusion in each of the Underlying Indices consists of the “G10 Currencies.” Additionally, the pool of currencies eligible for inclusion in the Deutsche Bank Balanced Currency Harvest Index consists of the G10 Currencies and the “Emerging Markets Currencies.” As of September 2, 2010, the G10 Currencies include the Australian dollar, the British pound, the Canadian dollar, the Euro, the Japanese yen, the New Zealand dollar, the Norwegian krone, the Swedish krona, the Swiss franc and the U.S. dollar. The Emerging Markets Currencies include the Brazilian real, the Czech koruna, the Hungarian forint, the South Korean won, the Mexican peso, the Polish zloty, the Singapore dollar, the Turkish lira, the Taiwan dollar and the South African rand.

The Index closing level and the Index currencies are published daily by the Sponsor on Bloomberg under the ticker symbol “DBCRPLU <Index>”.

The Deutsche Bank Balanced Currency Harvest Index

The Deutsche Bank Currency Harvest Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium. The strategy reflected in the Deutsche Bank Balanced Currency Harvest Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor’s gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Sponsor provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies.

The Deutsche Bank Balanced Currency Harvest Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Deutsche Bank Balanced Currency Harvest Index is recomposed quarterly, and at each recomposition, the Sponsor selects ten currencies for each of the “G10 Currencies” and “Emerging Markets Currencies” groups.

At each quarterly recomposition, the Sponsor selects the G10 Currencies with the two highest and the two lowest Yield Fix Rates (as defined below), and subsequently selects the currencies with the three highest and three lowest Yield Fix Rates from the remaining G10 Currencies and the remaining Emerging Markets Currencies for inclusion in the Deutsche Bank Balanced Currency Harvest Index for that quarterly period. “Yield Fix Rate” means, for an eligible currency, the interest rate for such deposits in such eligible currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such eligible currency determined by the Sponsor acting in good faith and in a commercially reasonably manner from such sources as it deems appropriate. The currencies with the highest Yield Fix Rates are the “Balanced Currency Harvest Long Currencies,” and the currencies with the lowest Yield Fix Rates are the “Balanced Currency Harvest Short Currencies.” The Deutsche Bank Balanced Currency Harvest Index reflects notional long forward positions in the Balanced Currency Harvest Long Currencies, and notional short positions in the Balanced Currency Harvest Short Currencies; these positions are equally weighted. A new equally-weighted basket of notional long and short positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Deutsche Bank Balanced Currency Harvest Index over the prior quarter. During each quarter, the Deutsche Bank Balanced Currency Harvest Index closing level is determined by interpolation of daily published forward rates (e.g., the 3-month, 2-month and 1-month forward rate) for the eligible currencies.

An increase in the value of the Balanced Currency Harvest Long Currencies versus the U.S. dollar relative to the value of the Balanced Currency Harvest Short Currencies versus the U.S. dollar will result in an increase in the closing level of the Deutsche Bank Balanced Currency Harvest Index (the “Balanced Harvest Closing Level”). Conversely, a decrease in the value of the Balanced Currency Harvest Long Currencies versus the U.S. dollar relative to the value of the Balanced Currency Harvest Short Currencies versus the U.S. dollar will result in a decrease in the Balanced Harvest Closing Level. In addition, the closing level reflects the deduction a 1.5% annual fee, which accounts for the Deutsche Bank Balanced Currency Harvest Index being based on published mid-market prices as opposed to dealer-quoted prices, which are lower. As of August 31, 2010, the Balanced Currency Long Currencies were the Australian dollar, the Brazilian real, the New Zealand dollar, the Turkish lira and the South African rand. As of that date, the Balanced Currency Short Currencies were the Swiss franc, the Japanese yen, the Singapore dollar, the Taiwanese dollar and the U.S. dollar. The next quarterly recomposition is expected to occur on September 15, 2010.

The Deutsche Bank Currency Momentum Index

The Deutsche Bank Currency Momentum Index is intended to reflect a strategy of purchasing 1-month forward contracts on certain G10 Currencies that have experienced the greatest increase in value relative to the U.S. dollar in the preceding 12-month period and selling 1-month forward contracts on certain G10 Currencies that have experienced the greatest decrease in value relative to the U.S. dollar in the preceding 12-month period, as determined by the spot exchange rates for such currencies against the U.S. dollar. This strategy is based on the view that currencies will continue the momentum of their most recent yearly performance and that taking long positions in currencies whose value has recently increased relative to the U.S. dollar and short positions in currencies whose value has recently decreased relative to the U.S. dollar will yield a higher return than would an equally-weighted investment in the G10 Currencies. The Sponsor provides no assurance that this expectation is or will remain valid.

The Deutsche Bank Currency Momentum Index thus reflects the value of notional long and short 1-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Deutsche Bank Currency Momentum Index is recomposed every month.

At each monthly recomposition, the Sponsor selects the G10 Currencies with the three highest and the three lowest Momentum Currency Fix Rates (as defined below) for inclusion in the Deutsche Bank Currency Momentum Index for that monthly period. “Momentum Currency Fix Rate” means, for any G10 Currency on the date of monthly recomposition, the Momentum Spot Exchange Rate (as defined below) in respect of such G10 Currency on the relevant index business day occurring twelve months prior to such date divided by the Momentum Spot Exchange Rate for such G10 Currency on such date. The currencies with the highest Momentum Currency Fix Rates have experienced the greatest increase in value against the U.S. dollar and are therefore the “Momentum Long Currencies” and the currencies with the lowest Momentum Currency Fix Rates have experienced the greatest decrease in value against the U.S. dollar and are therefore the “Momentum Short Currencies.” The Deutsche Bank Currency Momentum Index reflects notional long forward positions in the Momentum Long Currencies and notional short forward positions in the Momentum Short Currencies; these positions are equally weighted. A new equally weighted basket of notional long and short forward positions is thus created at each monthly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Deutsche Bank Currency Momentum Index over the prior month. During each month, the Deutsche Bank Currency Momentum Index closing level is determined by interpolation of daily published forward rates (e.g., the 1-month forward rate) for the G10 Currencies.

The “Momentum Spot Exchange Rate” for any G10 Currency on any date of calculation means the mid currency exchange rate, expressed as the amount of such G10 Currency for which 1 U.S. dollar may be exchanged, as determined by the Sponsor by reference to Bloomberg Screen WMCO Page (or replacement page), or, if such rate does not appear on such source, the rate determined by the Sponsor acting in good faith and a commercially reasonable manner from such sources and at such time it deems appropriate.

An increase in the value of the Momentum Long Currencies versus the U.S. dollar relative to the value of the Momentum Short Currencies versus the U.S. dollar will result in an increase in the closing level of the Deutsche Bank Currency Momentum Index (the “Momentum Closing Level”). Conversely, a decrease in the value of the Momentum Long Currencies versus the U.S. dollar relative to the value of the Momentum Short Currencies versus the U.S. dollar will result in a decrease in the Momentum Closing Level. In addition, the Momentum Closing Level reflects a 0.058% fee deducted monthly. As of August 31, 2010, the Momentum Long Currencies were the Australian dollar, the Japanese yen and the New Zealand dollar, and the Momentum Short Currencies were the Swedish krona, the Euro and the British pound. The next monthly recomposition is expected to occur on September 15, 2010.

The Deutsche Bank Currency Valuation Index

The Deutsche Bank Currency Valuation Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain G10 Currencies that are “undervalued” and selling 3-month forward contracts on certain G10 Currencies that are “overvalued,” as determined by comparing the average of the spot exchange rates for such currencies relative to the U.S. dollar in the preceding quarterly period against the Purchasing Power Parities (as defined below) for such currencies. This strategy is based on the view that currencies will move toward their “true value” as reflected by such Purchasing Power Parities and that taking long positions in currencies whose spot exchange rates indicate undervaluation and short positions in currencies whose spot exchange rates indicate overvaluation will yield a higher return than would an equally-weighted investment in the G10 Currencies. The Sponsor provides no assurance that this expectation is or will remain valid.

The Deutsche Bank Currency Valuation Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Deutsche Bank Currency Valuation Index is recomposed every quarter.

At each quarterly recomposition, the Sponsor selects the G10 Currencies with the three highest and the three lowest Valuation Currency Fix Rates (as defined below) for inclusion in the Deutsche Bank Currency Valuation Index for that quarterly period. “Valuation Currency Fix Rate” means, for any G10 currency on the date of quarterly recomposition, the Average G10 Currency Spot Exchange Rate (as defined below) for the preceding quarter divided by the Purchasing Power Parity (as defined below) for such G10 Currency. The currencies with the highest Valuation Currency Fix Rates are the most undervalued against the U.S. dollar and therefore are the “Valuation Long Currencies” and the currencies with the lowest Valuation Currency Fix Rates are the most overvalued against the U.S. dollar and therefore are the “Valuation Short Currencies.” The Deutsche Bank Currency Valuation Index reflects notional long forward positions in the Valuation Long Currencies and notional forward short positions in the Valuation Short Currencies; these positions are equally weighted. A new equally weighted basket of notional long and short positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Deutsche Bank Currency Valuation Index over the prior quarter. During each quarter, the Deutsche Bank Currency Valuation Index closing level is determined by interpolation of daily published forward rates (e.g., the 3-month, 2-month and 1-month forward rate) for the G10 Currencies.

The “Average G10 Currency Spot Exchange Rate” for any G10 Currency on any date of calculation means the arithmetic mean of the Valuation Spot Exchange Rate (defined below) for such G10 Currency on each index business day during the quarter preceding such date of calculation.

The “Valuation Spot Exchange Rate” for any G10 Currency on any date of calculation means the mid currency exchange rate, expressed as the amount of such G10 Currency for which 1 U.S. dollar may be exchanged, as determined by the Sponsor by reference to Bloomberg Screen WMCO Page (or replacement page), or, if such rate does not appear on such source, the rate determined by the Sponsor acting in good faith and a commercially reasonable manner from such sources and at such time it deems appropriate.

The “Purchasing Power Parity” for any G10 Currency on any date of calculation means the annual purchasing power parity comparative price levels for the immediately preceding year as published by the Organisation for Economic Co-operation and Development as an appendix to the OECD Main Economic Indicators publication, expressed as the amount of such G10 Currency for which 1 U.S. dollar may be exchanged. For the avoidance of doubt, where the G10 Currency is the Euro, the relevant Purchasing Power Parity is the comparative price level for Germany.

An increase in the value of the Valuation Long Currencies versus the U.S. dollar relative to the value of the Valuation Short Currencies versus the U.S. dollar will result in an increase in the closing level of the Deutsche Bank Currency Valuation Index (the “Valuation Closing Level”). Conversely, a decrease in the value of the Valuation Long Currencies versus the U.S. dollar relative to the value of the Valuation Short Currencies versus the U.S. dollar will result in a decrease in the Valuation Closing Level. In addition, the Valuation Closing Level reflects a 0.1% fee deducted quarterly. As of August 31, 2010, the Valuation Long Currencies were the British pound, the Euro and the U.S. dollar, and the Valuation Short Currencies were the Australian dollar, the Swiss franc and the Norwegian krone. The next quarterly recomposition is expected to occur on September 15, 2010.

Index Adjustments and Cancellations

If a Force Majeure Event or a Hedging Disruption Event (each, as defined below) occurs in respect of the Index, the Sponsor may adjust the Index, amend the methodology of the Index, delay the calculation of the closing level of the Index or cancel and permanently cease to calculate the Index. Force Majeure Events and Hedging Disruption Events include any event as a result of which it would become difficult or impossible for the Sponsor to calculate the Index or for us to carry out hedging arrangements in relation to the notes. Investors should review these provisions carefully as they may have an adverse effect on the notes.

Force Majeure Event and Hedging Disruption Event

If a Force Majeure Event or a Hedging Disruption Event occurs or is continuing on any business day that, in the determination of the Sponsor, prevents or otherwise affects its determinations in respect of the Index on such business day, the Sponsor may, in its discretion:

(i) make such determinations and/or adjustments to the terms of the Index description as it considers appropriate to determine the Index or calculate the closing level of the Index on such business day, acting in good faith and in a commercially reasonable manner; and/or

(ii) defer making available the closing level of the Index until the next business day on which it determines that no Force Majeure Event or Hedging Disruption Event exists in; and/or

(iii) permanently cease to calculate and make available the closing level of the Index.

As used herein,

“Force Majeure Event” means an event or circumstance other than a Hedging Disruption Event or an Underlying Index Adjustment Event (including, without limitation, a systems failure, fire, building evacuation, natural or man-made disaster, act of God, act of state, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sponsor.

“Hedging Disruption Event” means the Sponsor determines that it and/or any of its affiliates would be unable, after using commercially reasonable efforts, to

(A) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge its position in relation to any securities issue or other relevant transactions relating to or calculated by reference to the Index; or

(B) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Underlying Index Adjustments

If an Underlying Index Adjustment Event (as defined below) occurs in respect of an Underlying Index, the Sponsor may adjust the Affected Index (as defined below) and the methodology of the Affected Index, delay the calculation of the closing level for the Affected Index, cancel and permanently cease to calculate the Affected Index, determine the closing level of the relevant Underlying Index or replace that Underlying Index with a successor Underlying Index. In addition, if an Underlying Index is calculated and made available by a successor index sponsor or replaced by a successor underlying index, the index sponsor may determine to accept such successor index sponsor or such successor underlying index. The Sponsor may also, at its discretion, adjust the closing level of the Index to reflect a correction made to the closing level of an Underlying Index. These provisions are included to deal with situations in respect of an Underlying Index in which it would become difficult or impossible for the Sponsor to calculate the Index.

If a relevant Underlying Index is (i) not calculated and made available by the Sponsor but is calculated and made available by a successor index sponsor acceptable to the Sponsor or (ii) replaced by a successor underlying index using, in the commercially reasonable and good faith determination of the Sponsor, the same or a substantially similar formula for and method of calculation as used in the calculation of that Underlying Index, then that Underlying Index will be deemed to be the index (the “Successor Underlying Index”) so calculated and made available by such successor or that successor underlying index, as the case may be.

If an Underlying Index Adjustment Event occurs or is continuing in relation to any Underlying Index on any business day that, in the determination of the Sponsor, prevents or otherwise affects its determinations in respect of the Index on such business day, the Sponsor may, in its discretion:

(i) make such determinations and/or adjustments to the terms of the description of the relevant Underlying Index (the “Affected Index”) as it considers appropriate to determine the Affected Index, or calculate the closing level for the Affected Index on such business day, acting in good faith and in a commercially reasonable manner; and/or

(ii) defer making available the closing level for the Affected Index until the next business day on which it determines that no Underlying Index Adjustment Event exists in respect of the Affected Index; and/or

(iii) permanently cease to calculate and make available the closing level for the Affected Index; and/or

(iv) determine the closing level of that Underlying Index on that business day using, in lieu of the closing level made available by the Sponsor, the level for that Underlying Index as at that business day determined by the Sponsor in accordance with the formula for and method of calculating that Underlying Index last in effect prior to the Underlying Index Adjustment Event, acting in good faith and in a commercially reasonable manner; and/or

(v) replace that Underlying Index with a Successor Underlying Index.

Upon request, the Sponsor will make available to any investor in the notes details of any such adjustments, determinations and/or replacements.

As used herein, “Underlying Index Adjustment Event” means any of the following events that occurs or is continuing on any business day, including as a result of a force majeure event or market disruption event relating to any Underlying Index:

(A) the Sponsor makes or announces it will make a material change in the formula for or the method of calculating an Underlying Index, or in any other way materially modifies that Underlying Index;

(B) the Sponsor permanently cancels an Underlying Index; or

(C) the Sponsor fails to calculate and make available the closing level of an Underlying Index.

Events that may give rise to Underlying Index Adjustment Events include the following market disruption events:

•	A currency exchange rate splits into dual or multiple exchange rates;

•
An event occurs that generally makes it impossible to convert an Underlying Index currency into U.S. dollars in the home country for such Underlying Index currency (the “Underlying Index Currency Jurisdiction”) through customary legal channels;

•
An event occurs that generally makes it impossible to deliver U.S. dollars from accounts inside an Underlying Index Currency Jurisdiction to accounts outside that Underlying Index Currency Jurisdiction, or to deliver an Underlying Index currency between accounts inside the Underlying Index Currency Jurisdiction for such Underlying Index currency or to a party that is a non-resident of the relevant Underlying Index Currency Jurisdiction;

•
The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Underlying Index currency;

•
Any change in, or amendment to, the laws or regulations prevailing in the Underlying Index Currency Jurisdiction in respect of any Underlying Index currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the Sponsor determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

•	The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to an Underlying Index;

•
Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

•	The Sponsor determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for an Underlying Index and any other market source;

•	It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the Sponsor itself acting in good faith in a commercially reasonable manner;

•
The Sponsor determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the notes or other relevant Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

•	Any event that the Sponsor determines may lead to any of the foregoing events.

Change in Methodology and Correction

The Sponsor may modify the methodology used to determine any Underlying Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index currency). The Sponsor may also make modifications to the terms of any Underlying Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the closing level of the Index.

If the level of any Underlying Index made available on a business day is subsequently corrected by the Sponsor no later than two business days after the business day on which the original closing level was made available, the Sponsor may, at its discretion, make such adjustments to the closing level affected by such correction, acting in good faith and in a commercially reasonable manner.

Historical Information

The following graph sets forth the performance of the Index based on the monthly Index closing levels from August 31, 2005 through August 31, 2010.  The Index has existed only since February 2008, and the Deutsche Bank Currency Momentum Index and the Deutsche Bank Currency Valuation Index have existed only since March 2007.  The historical performance data below from February 2008 through August 31, 2010 represent the actual performance of the Index.  The performance data prior to February 2008 reflect a retrospective calculation of the levels of the Index using archived data and the current methodology for the calculation of the Index and the Underlying Indices.  All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to February 2008.

The Index closing level on August 31, 2010 was 201.22099. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment beyond the Minimum Payment Amount.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. ("DBSI"), acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the notes of up to 2.50% or $25.00 per $1,000 Principal Amount of notes. Deutsche Bank AG will reimburse DBSI for such fees. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.